2500, 101 – 6th Avenue SW

Calgary, AB T2P 3P4

Phone (403) 264-6161

Fax (403) 266-3069

Gentry Announces Strong First Quarter Results

Calgary, Alberta, May 15, 2006 - Gentry Resources Ltd. ("Gentry") is pleased to announce financial and operating results for the three months ended March 31, 2006.

FINANCIAL HIGHLIGHTS

♦

For the three months ended March 31, 2006, Gentry’s gross revenue was $17,655,998, 47% higher than the $11,983,506 recorded in the comparative three month period in 2005.

♦

Cash flow was up 56% to $9,031,452 ($0.23 per share) in the first quarter from the previous year’s three-month figure of $5,779,136 ($0.15 per share).

♦

The Company’s first quarter 2006 net income increased 51% to $1,945,202 ($0.05 per share) from the $1,286,443 ($0.03 per share) recorded in the first quarter of 2005.

♦

Gentry’s capital program for the first quarter was $12,127,951, versus $13,936,356 spent in the first quarter of 2005.

OPERATIONAL HIGHLIGHTS

♦

Average daily production for the first quarter of 2006 increased by 34% to 4,116 boe/d compared to 3,061 boe/d recorded in the corresponding period in 2005. Current production is approximately 4,300 boe/d.

♦

Average crude oil and liquids production for the first three months of the year was 1,317 bbls/d versus 1,246 bbls/d in the comparative quarter.  Natural gas average 16,792 mcf/d compared to 10,889 mcf/d a year ago.

♦

The Company achieved an 83% success rate (87% net) on its first quarter drilling program, which resulted in 12 wells (11.5 net) being drilled.

♦

In February, Gentry commenced producing its two Princess Nisku wells to a new third party operated sour gas plant.  The plant’s capacity was recently expanded from nine mmcf/d to 15 mmcf/d which will enable the Company to target further Nisku wells in the second and third quarters.

♦

The Company has identified a significant number of Pekisko oil drilling locations on it’s large contiguous 120 section Bantry block; a phase 1 exploration program will commence on the block in the third quarter.

♦

Gentry plans to carry out the most aggressive drilling program in its history by participating in the drilling of 90 wells (65 net) this year.  These prospects are primarily located at Princess, Sedalia, Whitecourt and Provost.

	Three months ended March 31
	2006	2005	% change
Financial
Revenue	$17,655,998	$11,983,506	47
Cash Flow	9,031,452	5,779,136	56
Per share – basic	0.23	0.15	53
Per share – diluted	0.22	0.14	57
Net Income	1,945,202	1,286,443	51
Per share – basic	0.05	0.03	67
Per share – diluted	0.05	0.03	67
Net Capital Expenditures	12,127,951	13,936,356	(13)
Net Debt	43,748,477	27,653,942	58

Shares Outstanding – weighted average	38,673,007	38,613,715	-
Shares Outstanding – diluted	40,457,271	40,431,967	-
Production
Oil & Liquids (bbls/d)	1,317	1,246	6
Gas (mcf/d)	16,792	10,889	54
Barrels of oil equivalent (boe/d)	4,116	3,061	34
Average Prices
Oil & Liquids per barrel	$51.43	$46.37	11
Gas per mcf	7.65	6.92	11
Barrel of Oil Equivalent	47.67	43.50	10
Netbacks
Operating
Operating Oil & Liquids per barrel	$28.92	$26.56	9
Operating Gas per mcf	4.45	4.14	7
Operating Oil Equivalent per boe	27.41	25.57	7
Cash Flow per boe	24.38	20.98	16
Net Income per boe	5.25	4.67	12

 Note: Barrels of oil equivalent (boe) have been calculated by converting gas to boe at a ratio of 6:1.

PRESIDENT’S MESSAGE TO SHAREHOLDERS

During the first quarter of 2006, Gentry continued to focus its activities in its main core areas as increased production volumes came largely from new facilities at Princess and recent tie-ins at Sedalia, while the bulk of the land expenditures were directly towards Whitecourt.

A critical link in the Princess infrastructure was completed in February when a third party sour gas plant began operations, enabling the Company to produce its Nisku gas.  The plant took several weeks to commence consistent operations and is now processing approximately three mmcf/d of Gentry’s Nisku gas production.

Current production from field receipts is approximately 4,300 boe/d.  Princess accounts for approximately 50% of the production volumes, followed by Sedalia, which accounts for approximately 20%.  Production has increased from the first quarter average of 4,116 boe/d, primarily due to greater operational consistencies from the Princess and Bantry sour processing facilities; a successful program of Princess Pekisko recompletions; and recent tie-ins at Sedalia.

During the first quarter, the main third party gas plant that processes Gentry’s Princess Pekisko sour gas underwent unscheduled maintenance whereby the Company’s operated production was down for approximately 13 days in March, equating to a net loss of 110 boe/d for the quarter.  Gentry is working on solutions to process sour gas that will limit the Company’s exposure to future scheduled and unscheduled sour gas processing down time in the Princess area.  This is particularly important as Gentry anticipates additional sour processing needs from gas associated with an aggressive Pekisko infill program at West Tide Lake and a Phase I Pekisko exploration program at the Company’s large Bantry block.

Operational Review

The first quarter saw Gentry concentrate its drilling in the Sedalia core area, following up on earlier successes in the Oyen, Benton and Heathdale sub areas.

Gentry drilled a total of 12 wells (11.5 net) yielding six gas wells (net 6.0), one oil well (1.0 net), two abandoned wells (1.5 net) and three cased wells (3.0 net) waiting on completions.  This equates to a success rate of 83% (87% net).

Sedalia dominated the drilling program during this quarter with nine (9.0 net) wells drilled.  Six of the wells resulted in gas wells (6.0 net), one well was abandoned (1.0 net) and two (2.0 net) are cased and waiting on completions.  Gentry is pleased with the results of the aggressive 2005 and Q1/06 drilling campaign which enabled the Company to increase its production from the 450 boe/d production level in Q1/05 to the 1,000 boe/d level in Q1/06.  Gentry is following up with several 3D seismic surveys on some of the more notable successes.  The Company expects to shoot approximately 18 square kilometers of 3D seismic data in addition to acquiring further 2D seismic data.

The remaining drilling occurred at Princess and Whitecourt.  At Princess, the Company drilled two wells (2.0 net) resulting in one oil well (1.0 net) and one well (1.0 net) currently suspended waiting on completion as a Mannville gas well.  At Whitecourt, the Company drilled one well (0.5 net) which was tested and abandoned.

Operationally, perhaps the most significant news in the quarter was that production from the Company’s two Princess Nisku wells was shipped to a new third party operated sour gas plant.  The two 100% owned wells are currently producing at approximately 1.5 mmcf/d each (combined 3.0 mmcf/d or approximately 400 boe/d net to Gentry after shrinkage).  The Company expects an additional 500 mcf/d per well once the plant is fully operational.  Capacity has been recently expanded from nine to 15 mmcf/d and further wells targeting the Nisku will be drilled in the second and third quarters at which time the plant should be consistently operating at its full capabilities.

At Whitecourt, Gentry and its partner recently brought on production a well that was drilled in September of 2005.  Based on the test results of this well the Company and its partner successfully acquired, at a first quarter land sale, five parcels of Crown land (1.9 sections net) directly offsetting and on trend to the producing well.  These high risk/high reward plays will see additional follow up wells later on in the year as locations have already been identified on recently shot 3D seismic data.

Outlook

The Company anticipates 2006 to be its most active drilling year in Gentry’s history.  Large programs are planned for the Princess area targeting Mannville sweet gas and Pekisko oil and associated gas in the Princess and Bantry areas.  A significant new program targeting a potential resource oil play in a Cretaceous aged formation is scheduled to commence in the summer months as is a 20 well program (5.6 net) targeting Viking gas in the Provost area of east central Alberta.  Furthermore, the Company expects to drill in excess of 25 wells in the Sedalia area which will focus on the higher impact plays the Company has been developing over the past year.

Gentry has a service contract with a drilling rig in place that will enable it to complete its currently scheduled drilling programs.  The Company is attempting to secure another drilling rig in order to advance higher value projects and anticipated programs from other farm-ins and acquisitions nearing finalization.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2006 and the audited consolidated financial statements and MD&A for the year ended December 31, 2005.

Where amounts are expressed on a barrel of oil equivalent (boe) basis, natural gas has been converted at a ratio of six thousand cubic feet of natural gas to one boe.  This ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent economic equivalence at the wellhead or point of sale.  Boe figures may be misleading, particularly if used in isolation.

Included in the MD&A are references to financial measures commonly used in the oil and gas industry such as cash flow and cash flow per share. These measures have no standardized meaning, are not defined by Canadian generally accepted accounting principles (“GAAP”), and accordingly are referred to as non-GAAP measures. Cash flow and cash flow per share are used by the Company to assess operating results between years and between peer companies. Gentry’s reported amounts may not be comparable to similarly titled measures reported by other companies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing, and financing activities or net income as determined by Canadian GAAP as an indicator of the Company’s performance or liquidity.

Certain disclosure in this MD&A contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Gentry at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements.  Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, reserve measurements, and ability to access sufficient capital from internal and external sources.

The MD&A has been prepared as of May 11th, 2006.

Revenue, Production and Pricing

Gross production revenue increased $5.68 million to $17.66 million in the first three months of 2006 from $11.98 million recorded in the first quarter last year.  Higher gas volumes contributed $3.68 million to this increase while the rise in oil and ngls volumes contributed $296 thousand.  Changes in pricing levels also increased revenues.  The increase in natural gas prices boosted revenues by $1.10 million while the increase in crude oil and ngls prices bumped revenues by $600 thousand.

	Three months ended
	Mar 31/06	Mar 31/05	% Change
Oil and Liquids
Revenue ($000s)	6,095	5,200	17
Volumes (bbls/d)	1,317	1,246	6
Pricing ($/bbl)	51.43	46.37	11
Natural Gas
Revenue ($000s)	11,561	6,783	70
Volumes (mcf/d)	16,792	10,889	54
Pricing ($/mcf)	7.65	6.92	11
Oil Equivalent
Revenue ($000s)	17,656	11,984	47
Volumes (boe/d)	4,116	3,061	34
Pricing ($/boe)	47.67	43.50	10

Royalties

Gentry’s royalties, net of Alberta Royalty Tax Credit (ARTC), increased 60% to $3.94 million from $2.47 million in the comparative period.  Expressed as a percentage of production, oil royalties were 26.0% and gas royalties were 20.4%.  On a boe basis, royalties were 22.3% versus 20.6% a year ago.  Greater royalties and mineral taxes at Princess were the largest components of this increase.

Production Expenses

Concurrent with the Company’s increased production volumes, gross production expenses also increased – to $3.56 million from $2.47 million a year ago.  On a unit basis, costs increased 7% to $9.62/boe versus $8.98/boe a year earlier.  Operational savings achieved at Princess as a result of new oil batteries and electrification of certain facilities were offset by higher trucking and transportation costs as the Company changed its crude oil delivery location in order to receive a greater sales price and enhance its overall netbacks in the area.

General and Administrative Expenses

Gentry’s general and administrative expenses increased 13% to $734 thousand in the first quarter of 2006 from $652 thousand in the first quarter of 2005, with additional staffing and compensation requirements being the largest components of this increase.  On a barrel of oil equivalent basis, general and administrative expenses were $1.98/boe versus $2.37/boe in the comparative quarter, reflecting the increase in production levels.

Interest Expense

Gentry’s interest expense was $271 thousand in the first three months of 2006 versus $360 thousand in the first three months of 2005.  The 2005 expense includes effective period interest on the $8.08 million Princess acquisition, which was effective November 1, 2004 but did not close until March 2005.

Stock-based Compensation

Gentry’s stock-based compensation expense for the first quarter of 2006 was $159 thousand.  Of this amount, $135 thousand related to the amortization and vesting of stock options and $24 thousand related to the Company’s Employee Share Ownership Plan (“ESOP”).  This compares to stock-based compensation of $228 thousand a year ago, $208 thousand of which related to stock options and $20 thousand to the ESOP.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion charges for the first quarter of this year totaled $5.56 million ($15.01/boe), up from $3.54 million ($12.85/boe) a year ago.  The Company’s increased depletion rate of 5.07% versus 4.73% a year ago coupled with a 50% increase in the depletable asset base, caused the increase in expenses.

Income Taxes

Gentry was liable for $118 thousand in current taxes in 2006 versus $252 thousand in 2005.  Future taxes were $1.37 million compared to $725 thousand in the comparative period.  The decrease in current taxes is the result of the amalgamation of Gentry Resources Ltd with its wholly owned subsidiary Gentry Resources (Saskatchewan) Ltd at the end of the first quarter in 2005, which allowed for certain tax pools to be more efficiently applied against the Company’s consolidated income. The increase in overall taxes is a result of the increased pre-tax profitability of the Company.

Cash Flow and Earnings

Cash flow from operations increased 56% to $9.03 million from $5.78 million in the previous year.  This amounts to $0.23 per share ($0.22 diluted) in 2006 versus $0.15 per share ($0.14 diluted) during 2005.

Net income increased to $1.95 million in the first quarter of 2006 from $1.29 million in the first quarter of 2005.  This amounts to $0.05 per share ($0.05 diluted) in 2006 versus $0.03 per share ($0.03 diluted) in 2005.  In assessing the increase, the higher cash flow of $3.25 million was partially offset by increased depletion and future tax charges of $2.02 million and $641 thousand respectively.

Netbacks

	Three months ended			Three months ended
	Mar 31/06			Mar 31/05
	Oil & NGLs ($/bbl)	Natural Gas ($/mcf)	Combined ($/boe)	Oil & NGLs ($/bbl)	Natural Gas ($/mcf)	Combined ($/boe)
Selling price	51.43	7.65	47.67	46.37	6.92	43.50
Royalties (net of ARTC)	(13.39)	(1.56)	(10.64)	(8.56)	(1.54)	(8.95)
Operating costs	(9.13)	(1.64)	(9.62)	(11.25)	(1.24)	(8.98)
Operating netbacks	28.91	4.45	27.41	26.56	4.14	25.57
General & administrative			(1.98)			(2.37)
Interest			(0.73)			(1.31)
Current taxes			(0.32)			(0.91)
Cash flow			24.38			20.98

Capital Expenditures

Net capital expenditures were $12.13 million in the most recently completed quarter versus $13.94 million incurred in the comparative three-month period.  The 2006 drilling activity was largely focused on the greater Sedalia area, while facility and equipping efforts were predominantly directed at Princess.  Whitecourt was the primary benefactor of the land expenditures.

	Three months ended
	Mar 31/06	Mar 31/05
	($000s)	($000s)
Drilling and completions	5,300.7	3,405.6
Facilities and equipping	3,603.6	1,652.4
Land and seismic	2,733.3	907.4
Acquisitions, net of dispositions	-	7,680.5
Capitalized expenses	458.5	274.9
Other	31.9	15.6
	12,128.0	13,936.4

Liquidity and Capital Resources

Gentry began the year with 38,830,799 common shares outstanding.  During this first quarter, Gentry issued 23,600 common shares pursuant to the exercise of stock options ($1.20 per share), 8,392 shares pursuant to the ESOP ($5.72 per share) and repurchased 263,900 shares ($5.69 per share) pursuant to the Company’s normal course issuer bid.  As a result, Gentry ended the quarter with 38,598,891 common shares issued and outstanding.

As of the date of this MD&A, 38,681,840 common shares are outstanding.  A further 3,531,066 shares are reserved for issuance, which amount includes 1,040,000 options at $5.74 per option granted on April 20, 2006.

Gentry’s net debt (current liabilities in excess of current assets) was $43.75 million at March 31, 2006, an increase of 12% from the $39.17 million at the start of the year.  Gentry’s credit facility, which was reviewed in April 2006, currently stands at $50 million.

Selected Quarterly Information

The following table summarizes selected production and financial information from the past eight quarters:

($000s, except volumes and per share amounts)	2006	2005				2004
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
PRODUCTION
bbls/d	1,317	1,486	1,291	1,295	1,246	960	808	808
mcf/d	16,792	14,189	11,177	10,512	10,889	8,869	7,753	6,663
boe/d	4,116	3,851	3,154	3,047	3,061	2,439	2,100	1,919

FINANCIAL
Total Revenue	$ 17,656	$ 22,165	$ 17,685	$ 12,832	$ 11,984	$ 9,193	$ 8,020	$ 7,438
Cash Flow	9,031	12,726	10,091	6,597	5,779	3,029	3,871	3,330
per share - basic	0.23	0.33	0.26	0.17	0.15	0.09	0.11	0.11
per share - diluted	0.22	0.31	0.25	0.16	0.14	0.08	0.11	0.10
Net Income	1,945	2,737	4,336	1,843	1,286	501	1,115	1,128
per share - basic	0.05	0.07	0.11	0.05	0.03	0.01	0.03	0.04
per share - diluted	0.05	0.07	0.11	0.05	0.03	0.01	0.03	0.04

GENTRY RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2006 and DECEMBER 31, 2005

ASSETS

		March 31,	December 31,
		2006	2005
		(unaudited)	(audited)
CURRENT
	Cash and cash equivalents	$ 21,546	$ 13,090
	Accounts receivable	12,594,431	14,819,088
	Prepaid expenses	732,702	625,961

		13,348,679	15,458,139

INVESTMENTS		1,707,458	1,707,458

PROPERTY AND EQUIPMENT		121,932,587	114,901,195

		$ 136,988,724	$ 132,066,792

LIABILITIES & SHAREHOLDERS' EQUITY

CURRENT
	Accounts payable and accrued liabilities	$ 24,923,496	$ 20,179,163
	Income taxes payable	172,779	303,405
	Bank debt	32,000,881	34,150,000

		57,097,156	54,632,568

ASSET RETIREMENT OBLIGATIONS		3,909,601	3,473,144

FUTURE INCOME TAXES		13,263,435	11,897,016

		74,270,192	70,002,728

SHARE CAPITAL		42,690,917	42,906,253
CONTRIBUTED SURPLUS		959,062	823,918
RETAINED EARNINGS		19,068,553	18,333,893

		62,718,532	62,064,064

		$ 136,988,724	$ 132,066,792

See accompanying notes.

Director:	(signed) "George Hawes"

Director:	(signed) "A. Bruce Macdonald"

GENTRY RESOURCES LTD.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE PERIODS ENDING MARCH 31
(unaudited)

	Three months ending March 31,
	2006	2005
REVENUE
Production	$ 17,655,998	$ 11,983,506
Less: royalties, net of Alberta Royalty Tax Credit	(3,940,709)	(2,466,392)

	13,715,289	9,517,114
EXPENSES
Depletion, depreciation and accretion	5,560,683	3,539,962
Production	3,561,078	2,473,267
General & administrative	734,497	652,420
Interest	270,573	359,940
Stock-based compensation	159,148	227,556

	10,285,979	7,253,145

INCOME BEFORE INCOME TAXES	3,429,310	2,263,969

INCOME TAXES
Current	117,689	252,351
Future	1,366,419	725,175

	1,484,108	977,526

NET INCOME	1,945,202	1,286,443

Retained earnings, beginning of period	18,333,893	9,048,384

Less: excess of cost of shares acquired over stated value	(1,210,542)	(68,296)

Retained earnings, end of period	$ 19,068,553	$ 10,266,531

NET INCOME PER SHARE

Basic	$ 0.05	$ 0.03

Diluted	$ 0.05	$ 0.03

See accompanying notes.

GENTRY RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDING MARCH 31
(unaudited)

	Three months ending March 31,
	2006	2005
OPERATING ACTIVITIES
Net income	$ 1,945,202	$ 1,286,443
Add items not requiring cash
Depletion, depreciation and accretion	5,560,683	3,539,962
Stock-based compensation	159,148	227,556
Future income taxes	1,366,419	725,175

	9,031,452	5,779,136
Changes in non-cash working capital items	8,514,566	(2,003,508)
Asset retirement costs	(27,668)	(32,694)

	17,518,350	3,742,934
INVESTING ACTIVITIES
Capital expenditures	(12,127,951)	(13,936,356)
Changes in non-cash working capital items	(1,923,260)	(4,289,691)

	(14,051,211)	(18,226,047)
FINANCING ACTIVITIES
Proceeds from (repayments on) bank debt, net	(2,149,119)	14,180,000
Redemption of share capital	(1,502,186)	(90,400)
Proceeds on issuance of share capital, net	52,304	354,862
Changes in non-cash working capital items	140,318	(8,857)

	(3,458,683)	14,435,605

INCREASE (DECREASE) IN CASH	8,456	(47,508)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	13,090	68,287

CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 21,546	$ 20,779

Supplemental cash flows disclosure:
Interest paid	$ 270,573	$ 359,940
Income taxes paid	$ 214,072	$ 1,352,831

See accompanying notes.

NOTES TO THE MARCH 31, 2006 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1.

ACCOUNTING POLICIES

The interim consolidated financial statements of Gentry Resources Ltd (“Gentry” or the “Company”) have been prepared in accordance with generally accepted accounting principals in Canada, which were the same accounting policies and methods of computation as the consolidated financial statements as at December 31, 2005.  The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements.  The interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2005.

2.

BANK DEBT

The Company has an uncommitted demand revolving credit facility to a maximum of $50 million.  The facility is available to the Company by way of prime rate based loans, bankers acceptances and letters of credit.  Interest is payable monthly at the bank’s prime lending rate.  The facility is secured by a general assignment of book debts, a $100 million demand debenture with a floating charge over all assets with a Negative Pledge and Undertaking to provide fixed charges upon request.  The Company must comply with certain financial and other reporting requirements and may not breach certain financial tests without the prior consent of the bank.  The credit facility is subject to review on a semi-annual basis.

3.

ASSET RETIREMENT OBLIGATIONS

The following table summarizes changes in the asset retirement obligations:

The inflated, undiscounted amount of the estimated future cash flows required to settle the obligations is $7,530,723 (December 31, 2005 - $6,921,310).  These obligations are expected to be paid over the next several years with a weighted average life of approximately 11 years (2005 - 11 years).  The estimated future cash flows have been discounted at the credit-adjusted risk free rate of 5.25%.  As at March 31, 2006, no funds have been set aside to settle these obligations.

4.

SHARE CAPITAL

Gentry’s authorized share capital consists of an unlimited number of voting common shares and an unlimited number of non-voting preferred shares.  No preferred shares have been issued.

5.

STOCK-BASED COMPENSATION EXPENSE

In the first quarter of 2006, no stock options have been granted.  Subsequent to March 31, 2006, 1,040,000 options were granted to directors, officers and employees with an exercise price of $5.74.

Compensation costs of $135,144 for the three months ended March 31, 2006 (2005 - $208,422) have been expensed and have resulted in corresponding increases in contributed surplus in the respective periods.